Filed Pursuant to Rule 433
Registration No. 333-172528
December 3, 2013

PRICING TERM SHEET
(To Preliminary Prospectus Supplement dated December 3, 2013)

Issuer:	Alabama Power Company
Security:	Series 2013A 3.55% Senior Notes due December 1, 2023
Expected Ratings:*	A2 (Watch Positive)/A (Negative)/A+ (Stable) (Moody’s/Standard & Poor’s/Fitch)
Size:	$300,000,000
Trade Date:	December 3, 2013
Expected Settlement Date:	December 6, 2013 (T+3)
Maturity Date:	December 1, 2023
Interest Payment Dates:	June 1 and December 1 of each year, beginning June 1, 2014
Coupon:	3.55%
Initial Public Offering Price:	99.717%
Treasury Benchmark:	2.75% due November 15, 2023
U.S Treasury Yield:	2.764%
Spread to Treasury:	+ 82 basis points
Re-Offer Yield:	3.584%
Make-Whole Call:	T+12.5 basis points
Denominations:	$1,000 and any integral multiple thereof
Format:	SEC Registered
CUSIP/ISIN:	010392 FK9/US010392FK97
Joint Book-Running Managers:	Morgan Stanley & Co. LLC RBS Securities Inc. Scotia Capital (USA) Inc.
Co-Managers:	BNP Paribas Securities Corp. U.S. Bancorp Investments, Inc. Crews & Associates, Inc. Guzman & Company Loop Capital Markets LLC Regions Securities LLC

*Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Alabama Power Company collect at 1-205-257-2714, Morgan Stanley & Co. LLC toll free at 1-866-718-1649, RBS Securities Inc. toll free at 1-866-884-2071 or Scotia Capital (USA) Inc. toll free at 1-800-372-3930.